Exhibit 2.5

nStor Technologies, Inc. 1601 Forum Place, Suite 500 West Palm Beach, FL 33401 Phone: 561.640.3100 Fax: 561.640.3160

March     , 2005

[Employee}

Dear             :

This letter shall confirm that, in the event of a Change of Control (as defined below), you will be entitled to receive from nStor Technologies, Inc. (the “Company”) a bonus (“Incentive Compensation”) equal to         % of the Value of the Transaction (as defined below) received by the Company’s shareholders or, in the event that the transaction is structured as a Sale of Assets (as defined below), received by the Company.

Notwithstanding the foregoing, if the Change of Control results in the termination of your Employment Agreement, dated                      (the “Employment Agreement”), or a significant diminution in your position or compensation, by the Company, its successor or acquirer, without Cause (as defined in the Employment Agreement), within three (3) months following the Change of Control, your Incentive Compensation will be increased to a total of         % of the Value of the Transaction.

If a transaction resulting in a Change of Control involves consideration other than cash, your Incentive Compensation shall be based on the value of the other consideration involved in the transaction paid in kind. In the event that a portion of the Value of the Transaction is completed in delayed increments, the Incentive Compensation shall be paid pro rata as each increment is advanced.

Notwithstanding the foregoing, the Company shall not be obligated to pay you any Incentive Compensation if: (i) prior to the Change of Control, your employment with the Company has been terminated for Cause (as defined in the Employment Agreement) or if you have voluntarily resigned for any reason not included in Section 8(g), “Involuntary Termination” of your Employment Agreement; (ii) you are subject to an Involuntary Termination (as defined in your Employment Agreement) and the Change of Control occurs more than ninety (90) days following the Involuntary Termination, or (iii) the Change of Control occurs after December 31, 2005.

Change of Control shall mean: (i) a merger, acquisition, or similar transaction, which results in more than fifty percent (50%) of the Company’s voting common stock being transferred to other than existing shareholders or affiliates thereof, or (ii) the sale by the Company of all or substantially all of its assets (“Sale of Assets”).

Value of the Transaction shall mean: the total financial consideration received by the Company’s common shareholders or, in the event of a Sale of Assets, by the Company, resulting from a Change of Control. Such amount excludes repayment or redemption of the Company’s debt or preferred stock.

This Agreement embodies the complete agreement and understanding between you and the Company concerning Incentive Compensation in the event of a Change of Control and supersedes and preempts any prior understandings, agreements or representations between you and the Company, whether written or oral, which may have related to the subject matter hereof in any way.

This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. Any facsimile signature shall be deemed a manually executed and delivered original.

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflicts of laws and principles thereof.

If this letter sets forth our agreement on the subject matter hereof, kindly sign and return this original letter to the Company, which will constitute our agreement on this subject. The enclosed copy is for your personal records.

Sincerely, nStor Technologies, Inc.

By:
Name: H. Irwin Levy
Title: Chairman of the Board

ACCEPTED AND AGREED THIS DAY OF 2005:

[Employee]

2